

March 21, 2013

Via E-mail
Lars Aarup Poulsen
Chief Executive Officer
Sealand Natural Resources Inc.
50 W. Liberty Street #880
Reno, Nevada 89501

>   **Re: Sealand Natural Resources Inc.**
>   **Form 8-K**
>   **Filed February 22, 2013**
>   **File: 333-175590**

Dear Mr. Poulsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please paginate your Form 8-K for ease of reference.

2. Please revise your disclosure at the beginning and throughout the document as appropriate to describe your manufacturing facilities, operations, suppliers, products, distribution methods, customers and your current means of generating revenues. In this regard, please explain how you manufacture, market, and sell new-age beverages, organic medicinal raw materials, nutriceutical supplements and health food. For guidance, see Item 101(h)(4) of Regulation S-K.

Description of Business

3. Please disclose the basis for your assertions regarding your product's medicinal benefits. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please delete or revise the language to make clear that this is your belief. For example, disclose the basis for the following statements:

    •   "The Birch tree juice has been known to have positive medicinal benefits as well as a wide range of nutritional ingredients that are needed in a healthy diet. This effect has been recognized by people from the North for centuries and has therefore been used as the spring energy boost to get the body recharged after a long dark winter."
    •   "The presence of Potassium in large quantities is vital to the cellular process of the buds for growth, as well as for the health of human embryos."
    •   "The initial core products derived from the elements of the 'tree of life' located in the birch forests of the Taiga is one example of success that has been rigorously peer reviewed and developed in part with support from the European Community."

Raw Materials and Other Supplies

4. Please revise your disclosure to provide more specificity regarding your supply chain. For example, it is not clear whether you own manufacturing or bottling plants or outsource the manufacture, bottling and distribution of your products.

5. Please disclose the identity of your suppliers and the principal terms of the contractual relationships. See Item 101(h)(4)(v) of Regulation S-K.

Intellectual Property

6. Please describe your patents and trademarks, including duration. See Item 101(h)(4)(vii) of Regulation S-K.

7. Please reconcile the information here with the disclosure regarding intellectual property on the next page.

Governmental Approval and Regulation

8. Your only reference to New Leaf is in this section. Please revise the disclosure elsewhere as appropriate to provide background on New Leaf and your other products so that investors have a better understanding of your business.

Properties

9. Please revise the disclosure to provide more specificity regarding your "arrangements with a number of logistical warehousing facilities throughout the USA." Please describe the arrangements and disclose the number of warehousing facilities and their locations. Also reconcile the information in this section with your disclosure under Description of Property following your Liquidity and Capital Resources discussion.

10. Please revise the disclosure here or elsewhere as appropriate to summarize the nature and location of your physical assets and how you anticipate using them in your business plan.

Risk Factors

11. Please add a risk factor regarding your auditor's going concern opinion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Our Business

12. Please describe the transactions related to the stock purchase agreement dated as of November 6, 2012.

Results of Operation

13. Please describe your costs, and explain and quantify the underlying material activities that generate revenues.

Liquidity and Capital Resources

14. We note you have historically financed your operations from shareholder investments and you cannot guarantee that you will be successful in obtaining any additional financing or that the terms such financial will be favorable to you. Please revise to disclose the impact on your operations if you are unable to obtain financing.

15. Please revise the disclosure to clarify the statement that the "Company's plan of operations are expected to come from this offering," as your filing does not represent an offering.

Employment Agreements

16. Please disclose the amount of time each executive officer devotes to your business. Please disclose whether the employment agreements or any other agreements address the amount of time the executive officers allocate to your business. Also file the employment agreements as exhibits. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Certain Relationships and Related Transactions

17. Please revise the first sentence to reflect that you have included the disclosure for transactions in which the amount involved exceeds 1% of the average of your total assets at year end for the last two completed fiscal years, as required by Item 404(d)(1) of Regulation S-K. If applicable, revise your disclosure in this section accordingly.

18. Please file the loan agreements and the agreement with ISAA LLC as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 3.02 Unregistered Sales of Equity Securities

19. Please clarify the specific Securities Act section or regulation that you relied on for exemption from registration for the shares issued in connection with the merger. We note your disclosure that the shares issued to former Sealand shareholders were offered and sold under Regulation D. If you relied on Regulation D, please tell us whether you filed a Form D and disclose the facts you relied on to make this exemption from registration available. If you relied solely on Section 4(2), please expand your disclosure to include an analysis of why you believe Section 4(2) is an appropriate exemption for the share issuance to approximately 70 individuals (as reflected on Schedule 1.6 of the merger agreement).

Exhibits

20. Exhibits 3.3 and 10.2 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file your exhibits properly with your next amendment. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 99.1 - Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

21. In addition the periods opined upon, please amend to provide an audit opinion that opines upon your results of operations, cash flows and changes in equity for the cumulative period from inception (May 23, 2011) through May 31, 2012. Please ensure such opinion includes the reference to the cumulative period in both the scope and opinion paragraphs.

Exhibit 99.2 – Interim Financial Statements

Statements of Operations, page F-2

Statements of Cash Flows, page F-3

22. In addition to the periods presented, please amend to provide interim comparative statements of operations and cash flows for the six months ended November 30, 2011. Refer to Article 8-03 of Regulation S-X.

Pro Forma Balance Sheet as of November 30, 2012, page F-10

23. We note that prior to the February 15, 2013 transaction, you had 3,005,000 shares outstanding. As part of the transaction (i) existing shareholders canceled 800,000 shares and (ii) you issued 1,200,000 shares of common stock to the shareholders of Sealand Natural Resources, Inc. (Sealand), a private operating company, in exchange for all the outstanding shares of Sealand. This transaction appears to be accounted for as a reverse merger. Because Vitas Group, Inc. (Vitas) is the acquirer for legal purposes, the common stock and capital in excess of par balances of the company after the transaction should reflect Vitas' common stock structure. Because Sealand is essentially the acquiror for accounting purposes, the accumulated deficit of the company after the transaction should equal the accumulated deficit of Sealand. As such it appears to us that the resulting pro forma common stock and accumulated deficit balances at November 30, 2012 should be $3,405 and $(477,832). It also appears that the stock subscription receivable should be eliminated as Sealand's shares were acquired as part of the transaction. Please revise your pro forma balance sheet accordingly and provide appropriate explanatory notes to describe the transaction and each pro forma adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li, at (202) 551-3335, or Brian K. Bhandari, at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Blake Baron, Esq.
        Anslow & Jaclin, LLP